Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

March 1, 2006

Item 3.

News Release

A news release announcing the material change was issued by Kimber at 6:20 a.m. (Pacific Standard time) on March 2, 2006 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company reported that the previously announced private placement had been closed. The transaction consisted of brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of C$2.00 for gross proceeds of C$14,095,000.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

 “KIMBER COMPLETES C$14 MILLION PRIVATE PLACEMENTS

March 2, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources Inc. (“the Company”) is pleased to report that the previously announced private placement has been closed. The transaction consisted of brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of C$2.00 for gross proceeds of C$14,095,000.

The brokered private placement was carried out by Puplava Securities Inc. (“PSI”) of San Diego, California with Ms. Leanne Baker, Managing Director of Investor Resources LLC, acting as a consultant to identify potential investors in the United States. The Company paid cash commissions of 5.5% on the brokered placements.

The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI will receive finder’s fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder’s fees paid on the both brokered and non-brokered placements amount to C$428,725.

No warrants are being issued to investors or the agents in connection with the offering. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement.

The shares are subject to a hold period under applicable Canadian securities laws and the policies of the Toronto Stock Exchange (TSX).  This hold period expires at midnight on July 1, 2006.  Additional resale restrictions apply to shares issued to U.S. investors.  The private placement is subject to final acceptance by the TSX.

The net proceeds of the private placements will be used to continue exploration and development drilling on the Carotare deposit and El Orito Norte exploration target, to complete the drilling and the pre-feasibility study on the Carmen deposit, as well as for general corporate purposes.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in April 2006. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 9th day of March, 2006.

KIMBER RESOURCES INC.

“M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary